UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Triton International Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9078F107

(CUSIP Number)

Sonal Kapasi

Bharti Global Limited

1st Floor, Le Masurier House La Rue Le Masurier

St. Helier, Jersey Channel Islands JE24YE

Telephone: +44 1534 520442

with a copy to:

Christopher E. Austin

Neil R. Markel

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Global Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Jersey, Channel Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 7,877,590
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 7,877,590
11	Aggregate Amount Beneficially Owned By Each Reporting Person 7,877,590
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 10.6%*
14	Type Of Reporting Person CO

 * The calculation assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement filed with the Securities and Exchange Commission (the “Commission”) on September 5, 2017.

 SCHEDULE 13D

 CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Overseas Private Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Delhi, India
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 7,877,590
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 7,877,590
11	Aggregate Amount Beneficially Owned By Each Reporting Person 7,877,590
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 10.6%*
14	Type Of Reporting Person CO

* The calculation assumes that there are a total of 74,536,402 Common Shares (as defined below) outstanding, as reported in the Issuer’s preliminary prospectus supplement filed with the Commission on September 5, 2017.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on February 27, 2017 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.    Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety, and replacing it with Schedule 1 attached hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates the ninth paragraph of Item 6 of the Original Schedule 13D in its entirety as set forth below.

“Lock-up Agreement

In connection with the registered underwritten offering undertaken by the Issuer on September 5, 2017, BGL, certain other shareholders of the Issuer and each director and officer of the Issuer agreed with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and the other underwriters of the offering, subject to certain exceptions, not to dispose of or hedge any of their Common Shares or securities convertible into or exchangeable for Common Shares for a period ending on the date that is 60 days following the date of the underwriting agreement, except with the prior written consent of Merrill Lynch. Merrill Lynch may in its sole discretion and at any time without notice release some or all of the shares subject to a Lock-Up Agreement prior to the expiration of the lock-up period.

The foregoing description of the terms of the Shareholders Agreement and the Lock-Up Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement, which is filed as Exhibit C and incorporated herein by reference, and the form of the Lock-Up Agreement, which is filed as Exhibit D and incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

“Exhibit A	Joint Filing Agreement, by and between the Reporting Persons, dated as of February 27, 2017.
Exhibit B	Joinder Agreement to the Sponsor Shareholders Agreement (Warburg Pincus), by and between BGL and the Issuer, dated as of December 20, 2016.
Exhibit C	Sponsor Shareholders Agreement (Warburg Pincus), by and among the Issuer and the shareholders party thereto, dated as of November 9, 2015 (as amended by Amendment No. 1 to the Sponsor Shareholders Agreement (Warburg Pincus), dated as of July 11, 2016).
Exhibit D	Form of Lock-Up Agreement, dated as of September 5, 2017 (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 7, 2017

BHARTI GLOBAL LIMITED

By:	/s/ Sonal Kapasi
Name:	Sonal Kapasi
Title:	Authorized Signatory

BHARTI OVERSEAS PRIVATE LIMITED

By:	/s/ Puneet Tando
Name:	Puneet Tando
Title:	Authorized Signatory

SCHEDULE I

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Bharti Global Limited

1. Mr. Bashirali Abdulla Currimjee

  Citizenship: Mauritian
  Residence/business address: 38 Royale Road, Port Louis, Mauritius
  Principal occupation: Director of Bharti Global Limited

2.  Ms. Sonal Kapasi

  Citizenship: Indian
  Business address:  1st Floor, Le Masurier House; La Rue Le Masurier; St. Helier; Jersey, JE2 4YE
  Principal occupation: Director of Bharti Global Limited

3. Mrs. Nyna Mittal

  Citizenship: British
  Residence/business address: 53/54, Grosvenor Street, London, United Kingdom, W1K 3HU.
  Principal occupation:  Director of Bharti Global Limited

4.  Mr. Shravin Bharti Mittal

  Citizenship: British
  Residence/business address: 53/54, Grosvenor Street, London, United Kingdom, W1K 3HU.
  Principal occupation: Director of Bharti Global Limited

5.  Mr. Neel Sahai

  Citizenship: British
  Residence/business address: 43/45 La Motte Street, St. Helier, JE4 8SD, Jersey
  Principal occupation: Director of Bharti Global Limited

6.  Ms. Jantina Catharina Van De Vreede

  Citizenship: Dutch
  Residence/business address: Nicolaas Witsenkade 41B, Amsterdam, 1017 ZV, The Netherlands
  Principal occupation: Director of Bharti Global Limited

7. Mr. John Graeme Paton (Alternate Director to Mr. Sahai)

  Citizenship: British
  Residence/business address: 43/45 La Motte Street, St. Helier, JE4 8SD, Jersey
  Principal occupation: Director of Bharti Global Limited

8.  Minerva Officer Limited (Alternate Director to Mr. Sahai)

  Place of incorporation: Jersey
  Registered office address: 43/45 La Motte Street, St. Helier, JE4 8SD, Jersey

9. Minerva Trust Company Limited (Secretary)

  Place of incorporation: Jersey
  Registered office address: 45/45 La Motte Street, St. Helier, JE4 8SD, Jersey

Bharti Overseas Private Limited

1. Mr. Rakesh Bharti Mittal

  Citizenship: Indian
  Residence/business address: 4. Pearl line, DLF Forms, 110074, Chhatarpur, Delhi, India
  Principal occupation: Director of Bharti Overseas Private Limited

2. Mr. Sunil Bharti Mittal

  Citizenship: Indian
  Residence/business address: 19 Amrita Shergil Marg, 110003, New Delhi, Delhi, India
  Principal occupation: Director of Bharti Overseas Private Limited

3. Mr. Rajan Bharti Mittal

  Citizenship: Indian
  Residence/business address: E-9/17, Vasant Vihar Vasant Marg, 110057, New Delhi, Delhi, India
  Principal occupation: Director of Bharti Overseas Private Limited

4. Mr. Akhil Kumar Gupta

  Citizenship: Indian
  Residence/business address: B-27 Maharani Bagh, 110065, New Delhi, Delhi, India
  Principal occupation: Director of Bharti Overseas Private Limited

INDEX TO EXHIBITS

Exhibit A	Joint Filing Agreement, by and between the Reporting Persons, dated as of February 27, 2017.
Exhibit B	Joinder Agreement to the Sponsor Shareholders Agreement (Warburg Pincus), by and between BGL and the Issuer, dated as of December 20, 2016.
Exhibit C	Sponsor Shareholders Agreement (Warburg Pincus), by and among the Issuer and the shareholders party thereto, dated as of November 9, 2015 (as amended by Amendment No. 1 to the Sponsor Shareholders Agreement (Warburg Pincus), dated as of July 11, 2016).
Exhibit D	Form of Lock-Up Agreement, dated as of September 5, 2017 (filed herewith).